

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2024

Brian S. John
Chief Executive Officer
Safety Shot, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

Re: Safety Shot, Inc.
Post-Effective Amendment No. 3 on Form S-1
Filed December 27, 2023
File No. 333-258005

Dear Brian S. John:

We have conducted a limited review of the post-effective amendment to your registration statement and have the following comments.

Please respond to this letter by filing a post-effective amendment and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 3 to Form S-1

Prospectus Summary, page 3

1. We note your disclosure on page 3 that you "launched Safety Shot in December 2023." We also note your disclosure on page 4 that "Safety Shot plans to launch initially online and through Amazon in the near future and plans to launch in Big Box stores in 2024." Please revise your disclosure to clarify this discrepancy and to discuss the current production status and commercialization of Safety Shot.

Brian S. John
Safety Shot, Inc.
January 9, 2024
Page 2

2. We note your disclosure that you have signed agreements to license JW-700 to Taisho and JW-700 and Photocil products to Cosmofix Technovation Pvt Ltd and Sanpellegrino Cosmetics. As these appear to be material to your business, please revise to disclose the material terms of these agreements. Refer to Item 101(h)(4) of Regulation S-K. To the extent your company is substantially dependent on these contracts, please file them as exhibits to the registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. To the extent these contracts are not material, please refrain from highlighting them in the summary.

3. We note your disclosure on page 3 regarding positioning the "Company as a leader in the dynamic and growing market for nutritional supplements" and on page 4 regarding your standing in the market and that your brand is synonymous with standards of excellence. We also note your disclosure on page 6 that "Safety Shot stands as a unique product in its category, unrivaled by any other company." Please revise your disclosure to clarify the markets to which you refer and the standards by which you assess your relative position. To the extent that some of these statements are intended to be qualified to your belief, please revise your disclosure to state this and the basis, to the extent material, for your belief.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Results of Operations, page 39

4. We note your revised disclosure in response to comment 1. We note the auditor's opinion raising substantial doubt about your ability to continue as a going concern. Please revise this discussion to provide more specific information required by Item 303(b)(1) of Regulation S-K, including your ability and plans to generate cash and whether you will have sufficient funds to meet your obligations, both in the short and long term. For example, please clarify how long you believe your current cash would fund your operations.

5. We note the revised financial statements in response to prior comments 4 and 5. Please revise your discussion of period-to-period changes in your results of operations to explain and quantify the factors that contributed to changes in your results of operations. For example, you note on page 39 that you "generated $11,877 in revenues for the three months ended September 30, 2023 compared to $85,467 revenues in the three months ended September 30, 2022" but do not explain why your revenues decreased from 2022 to 2023. Refer to Item 303 of Regulation S-K.

Executive And Director Compensation, page 54

6. Please revise your executive and director compensation disclosures to include the information required by Item 402 of Regulation S-K for fiscal 2023.

Where You Can Find Additional Information, page 70

7.   We note that you are incorporating by reference various reports and registration statements previously filed with the Commission. We also note that you have not filed an annual report on Form 10-K for your most recently completed fiscal year. Please advise on your eligibility to incorporate by reference on Form S-1 given general instruction VII. C. to Form S-1, which states that a registrant must have filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year in order to use incorporation by reference on Form S-1.

Exhibits

8.   We note that you have incorporated by reference a current report on Form 8-K dated July 10, 2023, which includes the Form of Asset Purchase Agreement entered into between Jupiter Wellness, Inc. and GBB Labs, Inc. Please file the executed version of this asset purchase agreement.

General

9.   We note the revised financial statements and related disclosure in response to comment 4. The risk factor on page 22 continues to warn, "[t]he historical financial information included or incorporated by reference in the registration statements of which this prospectus forms a part refers to the business as operated by us before the Spin-off." As the financial statements have been updated to reflect your discontinued operations, please further clarify the risk you are describing in this risk factor.

10.   We note your revised disclosure and response to prior comment 6 regarding the development and history of your business and reissue the comment in part. We note from page 9 that you have eight full-time employees. Please revise to clarify their roles and clarify statements such as on pages 3 and 30 that "[o]ur team includes scientists, researchers, product developers, and business experts who collaborate to create new products and enhance existing ones."

11.   We note your revised disclosure and response to prior comment 7 and reissue the comment. Please further revise your disclosure to discuss the current status of development and commercialization of your products, including but not limited to: Safety Shot, Photocil, JW-700, JW-500, and NoStingz. In this regard, please note:
- Safety and efficacy are determinations that are solely within the authority of FDA or similar foreign regulators. Please revise to remove any statements of safety and efficacy for any products that have not been approved by the FDA or similar foreign regulators.
- Also, please remove references to the informal study and prospective study from the summary. In the business section, you may present clinical trial end points and objective data resulting from trials or studies without concluding efficacy and you may state that your product candidates have been well tolerated, if accurate. For the

informal study, further clarify whether you believe the results are reliable and explain on what basis you made the determination.

12. We note your revised disclosure and response to prior comment 8 and reissue the comment. Please continue to revise the summary and related disclosure to clarify the applicable regulatory schemes for your products and/or the applicable exemption from FDA regulation, including but not limited to: Safety Shot, Photocil, JW-700, JW-500, and NoStingz. In doing so, please address the following:

- We note your disclosure that "Safety Shot comprises 28 active ingredients, all falling under the Generally Regarded As Safe (GRAS) category." Please revise your disclosure in the summary, and more completely in the section addressing government regulation, to clarify what the GRAS category is, and that it is designated under the FDA.

- On page 4 of the registration statement, you state that you have plans to file an IND application with the FDA for a modified version of Safety Shot, and that you also plan to file for a pre-IND meeting to seek Orphan Drug Designation for JW-500. Please disclose the timing of your current plans for these submissions.

- Please revise the section addressing government regulations to provide materially complete disclosure of the regulations relating to your products and potential products, including FDA regulations. In doing so, describe the Orphan Drug Designation and expedited 505(b)(2) pathway and clarify the basis for your belief that JW-500 would qualify for this designation or accelerated pathway.

- On page 46 you state that Safety Shot is a "nutritional supplement, exempt from the approval or filing requirements mandated for pharmaceutical drugs by the FDA or other regulatory agencies." Clarify here and in the summary if Safety shot is categorized as a food, a food additive, or a dietary supplement. To the extent you state that "[f]rom a product and sales perspective, there are no impediments or concerns raised by any governmental agency," revise to clarify this statement, including whether the product was submitted to any governmental agency for scrutiny.

- For the prospective study currently disclosed on page 5, clarify the significance, if any, of approval of the study by the Institutional Review Board.

- We note your disclosure that you are subject to California Proposition 65 and that there has been increasing regulatory activity globally regarding PFAS. Please disclose whether you are currently required to provide any warnings in connection with your products pursuant to California Proposition 65 and whether any of your products contain PFAS.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date.

Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Arthur S. Marcus, Esq.